787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 10, 2021

VIA EDGAR

Jeffery Foor

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	VALIC Company I Registration Statements on Form N-14 (Securities Act File Nos. 333-252781;333-252783)

Dear Mr. Foor and Ms. DiAngelo Fettig:

On behalf of VALIC Company I (the “Registrant” or “VC I”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on February 23, 2021 and March 3, 2021, regarding the Registrant’s Registration Statements on Form N-14 (each, a “Registration Statement” and together the “Registration Statements”) relating to the proposed reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) of certain series of VC I or VALIC Company II (“VC II”), as set out in the tables below under the heading “Target Funds,” into corresponding series of VC I, as set out in the tables below under the heading “Acquiring Funds.” Each Reorganization would involve the transfer of all of the assets and liabilities of the relevant Target Fund in exchange for shares of the relevant Acquiring Fund.

N-14 #1

Target Funds (each a series of VC II)	Acquiring Funds (each a series of VC I)
Small Cap Value Fund	Small Cap Value Fund
Capital Appreciation Fund	Capital Appreciation Fund
Aggressive Growth Lifestyle Fund	Aggressive Growth Lifestyle Fund

New York  Washington  Houston  Palo Alto  San Francisco  Chicago  Paris  London  Frankfurt  Brussels  Milan  Rome

March 10, 2021

Moderate Growth Lifestyle Fund	Moderate Growth Lifestyle Fund
Conservative Growth Lifestyle Fund	Conservative Growth Lifestyle Fund
International Opportunities Fund	International Opportunities Fund
High Yield Bond Fund	High Yield Bond Fund
Mid Cap Value Fund	Mid Cap Value Fund
U.S. Socially Responsible Fund	U.S. Socially Responsible Fund

N-14 #2

Target Funds	Acquiring Funds
Capital Conservation Fund, a series of VC I	Core Bond Fund, a series of VC I
Core Bond Fund, a series of VALIC Company II (“VC II”)	Core Bond Fund, a series of VC I
Government Money Market II Fund, a series of VC II	Government Money Market I Fund, a series of VC I
Small Cap Aggressive Growth Fund, a series of VC I	Small Cap Growth Fund, a series of VC I
Small Cap Fund, a series of VC I	Small Cap Growth Fund, a series of VC I
Small Cap Growth Fund, a series of VC II	Small Cap Growth Fund, a series of VC I
Strategic Bond Fund, a series of VC II	Core Bond Fund, a series of VC I

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. VC II has reviewed this letter and has represented to the Registrant that any statements regarding the Target Funds are accurate. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statements.

N-14 #1

Accounting Staff Comments

Comment No. 1:	The Staff notes that Exhibit 14 (Consent of Independent Registered Public Accounting Firm) of the Registration Statement references the “Registration Statement on Form N-14 of VALIC Company II.” However, VALIC Company I is the registrant that filed the Registration Statement. In addition, the Staff notes that Exhibit 14 states that PricewaterhouseCoopers LLP (“PwC”) consents to the

March 10, 2021

reference to it under the headings “Service Providers” and “Financial Highlights”; however, PwC is not referenced under the heading “Financial Highlights.” Please correct and file a new consent.
Response No. 1:	The Registrant submits that it will file a new consent.
Comment No. 2:	Questions & Answers – Question 7. Please consider revising the first sentence to state that a combined fund is expected to have a gross operating expense ratio and a net operating expense ratio that is lower than those of its respective Target Fund prior to the applicable Reorganization.
Response No. 2:	The requested change has been made.
Comment No. 3:	Questions & Answers – Question 13. Please disclose if VALIC or its affiliates will pay for the Reorganizations whether or not the Reorganizations are consummated. Also, consider whether this clause should be included in the Agreement and Plan of Reorganization.
Response No. 3:	The requested disclosure has been added. As the Agreement and Plan of Reorganization has already been approved by the Board of Directors of VC I and the Board of Trustees of VC II, the Registrant respectfully declines to add this clause to the agreement.
Comment No. 4:	Combined Prospectus/Proxy Statement – Background and Reasons for the Proposed Reorganizations. The fourth bullet sets forth the differences between the Funds’ expense ratios. Please consider adding similar language to Question 7 in the Questions & Answers.
Response No. 4:	The requested change has been made.
Comment No. 5:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables. Please confirm for all fee tables that the fees presented represent current fees in accordance with Item 3 of Form N-14.
Response No. 5:	The Registrant confirms that the fees presented in the fee tables represent current fees in accordance with Item 3 of Form N-14.
Comment No. 6:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables. Since the Acquiring Funds are not commencing operations until the Reorganizations are completed, the Staff would expect that the pro forma columns for the Combined Funds would agree with the fee tables for the relevant shell funds. The Staff notes that the fee tables for the shell funds do not show any waivers and the numbers in the fee tables are different in certain instances. Please advise.

March 10, 2021

Response No. 6:	The Registrant submits that the Expense Limitation Agreement with respect to the Acquiring Funds and the Advisory Fee Waiver Agreement with respect to the Acquiring Small Cap Growth Fund will not become effective until after the completion of the Reorganizations; therefore, they are not reflected in the fee tables in the shell funds’ prospectuses. The Registrant also submits that the fees and expenses in the shell funds’ prospectuses do not align with the Registration Statements because they do not take into account the Reorganizations and the fees and expenses are estimated. Upon the completion of the Reorganizations, a post-effective amendment to the Registrant’s registration statement on Form N-1A with respect to the Acquiring Funds will be filed and include updated fees and expenses that will correspond with the Registration Statements (the “Post-Reorganization Registration Statement”).
Comment No. 7:	Please confirm whether the Expense Limitation Agreement for the Acquiring Funds has been filed or whether the Expense Limitation Agreement should be filed with the N-14?
Response No. 7:	As noted above, the Expense Limitation Agreement with respect to the Acquiring Funds will become effective upon the completion of the Reorganizations. It, along with the Advisory Fee Waiver Agreement for the Acquiring Small Cap Growth Fund, will be filed with the Post-Reorganization Registration Statement.
Comment No. 8:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables – Fee Table of the Target Aggressive Growth Lifestyle Fund and the Pro Forma Combined Fund. Footnote 1 states that the Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements are estimated to be 0.87% and 0.83%, respectively, for the Pro Forma Combined Fund. The Staff is estimating that these numbers should be 0.87% and 0.82%. Please advise or revise.
Response No. 8:	The Registrant has revised footnote 1 of the fee table to state that the Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements are estimated to be 0.87% and 0.82%, respectively, for the Pro Forma Combined Fund.
Comment No. 9:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables – Fee Table of the Target Aggressive Growth Lifestyle Fund and the Pro Forma Combined Fund. The Staff notes that the fee table is followed by a paragraph with respect to separate account charges. Please confirm that this paragraph is only applicable to certain Funds as it does not follow every fee table.
Response No. 9:	The Registrant confirms that this specific paragraph is only applicable to the Lifestyle Funds and that such paragraph follows the fee tables of each Lifestyle Fund.

March 10, 2021

Comment No. 10:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables – Fee Table of the Target Moderate Growth Lifestyle Fund and the Pro Forma Combined Fund. Footnote 1 states that the Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements are estimated to be 0.87% and 0.83%, respectively, for the Pro Forma Combined Fund. The Staff is estimating that these numbers should be 0.87% and 0.86%. Please advise or revise.
Response No. 10:	The Registrant has revised footnote 1 of the fee table to state that the Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements are estimated to be 0.87% and 0.86%, respectively, for the Pro Forma Combined Fund.
Comment No. 11:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables – Fee Table of the Target Conservative Growth Lifestyle Fund and the Pro Forma Combined Fund. Footnote 1 states that the Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements are estimated to be 0.89% and 0.84%, respectively, for the Pro Forma Combined Fund. The Staff is estimating that these numbers should be 0.89% and 0.87%. Please advise or revise.
Response No. 11:	The Registrant has revised footnote 1 of the fee table to state that the Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements are estimated to be 0.89% and 0.87%, respectively, for the Pro Forma Combined Fund.
Comment No. 12:	Combined Prospectus/Proxy Statement – Other Information – Capitalization. Since pro forma financial statements are no longer required, it is the Staff’s position that capitalization information can be as of a recent date. Please consider updating the capitalization information in the Registration Statement.
Response No. 12:	The Registrant has revised the capitalization tables so that the information set forth in the tables is as of December 31, 2020.
Comment No. 13:	Statement of Additional Information – Supplemental Financial Information. The Staff notes that Rule 6-11(d)(2) is now in effect and compliance is no longer voluntary. Please revise the disclosure.
Response No. 13:	The requested change has been made.
Disclosure Staff Comments
Comment No. 14:	Combined Prospectus/Proxy Statement – Background and Reasons for the Proposed Reorganizations. The fourth bullet sets forth the differences between

March 10, 2021

the Funds’ expense ratios. Please add similar language to Question 7 in the Questions & Answers and make the language prominent (e.g., bolding some of the language). The Staff also believes that the Registrant should briefly reference the offsets every time there is a reference to lower fees being paid as a result of the Reorganizations. Please confirm to the Staff that in no case will total fees be higher for the Combined Funds when considering these separate account charges.
Response No. 14:	The requested changes have been made. The Registrant confirms that the total fees to be paid by the Combined Funds, after taking into consideration the separate account charges, will be at or lower than the total fees currently paid by the Target Funds.
Comment No. 15:	Where applicable, please disclose throughout the Registration Statement if VALIC or its affiliates will pay for the Reorganizations whether or not the Reorganizations are consummated.
Response No. 15:	The requested change has been made.
Comment No. 16:	Combined Prospectus/Proxy Statement – Summary – Investment Objectives and Principal Investment Strategies – Comparison of the Target Aggressive Growth Lifestyle Fund and the Acquiring Aggressive Growth Lifestyle Fund. Please explain in the Registration Statement what will be the impact on the Lifestyle Funds if some of the Target Underlying Funds do not approve their respective Reorganizations. Will the applicable Acquiring Underlying Funds launch? Would there be an impact on the investment strategy of each Lifestyle Fund?
Response No. 16:	If certain of the Target Underlying Funds do not approve their respective Reorganizations, the corresponding Acquiring Underlying Fund will not launch. Accordingly, after the Reorganizations, a Lifestyle Fund will allocate its assets among any Target Underlying Fund that did not approve its respective Reorganization and any Acquiring Underlying Fund that has launched. Hence, there will be no material impact to the investment strategy of a Lifestyle Fund. The Registrant has added disclosure to this effect in the Registration Statement.
N-14 #2
Comment No. 17:	With respect to certain of the Reorganizations, there are multiple Target Funds being reorganized into a single Acquiring Fund and these Reorganizations are not contingent on one another. The Staff notes that you have selected one of the Target Funds as the accounting survivor. Please advise the Staff what will happen if the shareholders of that Target Fund do not approve the Reorganization of the Fund.

March 10, 2021

Response No. 17:	If the Reorganization of the Target Fund designated as the accounting survivor is not approved by the Fund’s shareholders, VALIC will choose another Target Fund to be the accounting survivor. With respect to the Reorganization involving the Acquiring Small Cap Growth Fund, if the shareholders of the Target Small Cap Growth Fund do not approve their Reorganization, then the Small Cap Aggressive Growth Fund will be the accounting and performance survivor. With respect to the Reorganization involving the Acquiring Core Bond Fund, if the shareholders of the Target Core Bond Fund do not approve their Reorganization, then the Strategic Bond Fund will be the accounting and performance survivor. The Registrant has added disclosure with respect to the alternative accounting and performance survivors in the Registration Statement.
Comment No. 18:	Questions & Answers – Question 7. Please consider revising the first sentence to state that a combined fund is expected to have a gross operating expense ratio and, as applicable, a net operating expense ratio that is lower than those of its respective Target Fund(s) prior to the applicable Reorganization. With respect to the Reorganization of Government Money Market II Fund into Government Money Market I Fund (the “MMF Reorganization”), are these statements correct if you take into consideration voluntary waivers?
Response No. 18:	The requested change has been made. With respect to the MMF Reorganization, the Registrant submits that the net operating expense ratio of the Combined Fund will be at or lower than that of the Target Fund after taking into consideration voluntary waivers. The Registrant has revised the above-referenced sentence to clarify that the net operating expense ratio only takes into account contractual fee waivers and/or expense reimbursements.
Comment No. 19:	Questions & Answers – Question 12. Where you have quantified brokerage commissions and other portfolio transaction costs relating to the realignment of a Target Fund’s portfolio, please also quantify these costs in basis points. Please also be sure to address this comment consistently in the Registration Statement where applicable.
Response No. 19:	The requested change has been made.
Comment No. 20:	Questions & Answers – Question 13. Please disclose if VALIC or its affiliates will pay for the Reorganizations whether or not the Reorganizations are consummated. Also, consider whether this clause should be included in the Agreement and Plan of Reorganization.
Response No. 20:	The requested disclosure has been added. As the Agreement and Plan of Reorganization has already been approved by the Board of Directors of VC I and the Board of Trustees of VC II, the Registrant respectfully declines to add this clause to the agreement.

March 10, 2021

Comment No. 21:	Combined Prospectus/Proxy Statement – Background and Reasons for the Proposed Reorganizations. With respect to the second sentence of the second paragraph, please explain if this statement is accurate for the MMF Reorganization if you take into consideration voluntary waivers.
Response No. 21:	With respect to the MMF Reorganization, the Registrant submits that the net operating expense ratio of the Combined Fund will be at or lower than that of the Target Fund after taking into consideration voluntary waivers. The Registrant has revised the above-referenced sentence to clarify that the net operating expense ratio only takes into account contractual fee waivers and/or expense reimbursements.
Comment No. 22:	Combined Prospectus/Proxy Statement – Background and Reasons for the Proposed Reorganizations. The fourth bullet sets forth the differences between the Funds’ expense ratios. Please consider adding similar language to Question 7 in the Questions & Answers.
Response No. 22:	The requested change has been made.
Comment No. 23:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables. Please confirm for all fee tables that the fees presented represent current fees in accordance with Item 3 of Form N-14.
Response No. 23:	The Registrant confirms that the fees presented in the fee tables represent current fees in accordance with Item 3 of Form N-14.
Comment No. 24:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables – Fee Table of Capital Conservation Fund, Strategic Bond Fund, Target Core Bond Fund, Acquiring Core Bond Fund and the Pro Forma Combined Fund. The Staff notes that the Pro Forma Combined Fund column should agree to the shell fund fee table. Please advise.
Response No. 24:	Please see Response No. 6.
Comment No. 25:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables – Fee Table of Capital Conservation Fund, Strategic Bond Fund, Target Core Bond Fund, Acquiring Core Bond Fund and the Pro Forma Combined Fund. The Staff notes that there is a paragraph following the fee table that explains that the fee table does not show all of the possible combinations with respect to the Pro Forma Combined Fund expenses. This disclosure is consistent with Staff position; however, please confirm that you have depicted the lowest possible results resulting from the Reorganization.

March 10, 2021

Response No. 25:	The Registrant confirms it has depicted the lowest possible results resulting from the Reorganization.
Comment No. 26:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables – Fee Table of Government Money Market II Fund, Government Money Market I Fund and the Pro Forma Combined Fund. Please explain to the Staff why this fee table uses different periods while the other fee tables that contain Funds with different fiscal year ends use the same period.
Response No. 26:	For those Reorganizations involving shell funds, the most recent semi-annual period of the VC II accounting and performance survivor was used. For the MMF Reorganization, which does not involve a shell fund, the most recent annual or semi-annual period of the Funds was used (i.e., August 30, 2020 for the Target Fund and November 30, 2020 for the Acquiring Fund).
Comment No. 27:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables – Fee Table of Government Money Market II Fund, Government Money Market I Fund and the Pro Forma Combined Fund. While the Staff understands that the Registrant cannot show voluntary waivers in the fee table, please consider providing disclosure after the fee table concerning the existence of any voluntary waivers with respect to these Funds.
Response No. 27:	The requested disclosure has been added after the fee table.
Comment No. 28:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables – Fee Table of Small Cap Fund, Small Cap Aggressive Growth Fund, Target Small Cap Growth Fund, Acquiring Small Cap Growth Fund and the Pro Forma Combined Fund. The Staff notes the Pro Forma Combined Fund column should agree to the fee table of the shell fund. Also with respect to the paragraph after the fee table, please confirm that you have depicted the lowest possible results resulting from the Reorganization.
Response No. 28:	Please see Response No. 6. The Registrant confirms it has depicted the lowest possible results resulting from the Reorganization.
Comment No. 29:	Combined Prospectus/Proxy Statement – Comparison of the Funds – Investment Advisory Agreement. The second table of this subsection states that the Target Core Bond Fund paid VALIC a fee equal to 0.47% of average monthly net assets for the Fund’s most recent fiscal year. The Staff is calculating that the Fund paid 0.42%. Please confirm or advise. In addition, with respect to the footnote, please consider clarifying that it is net of management fee waivers and not of any other voluntary or contractual expense limitations.

March 10, 2021

Response No. 29:	The Registrant has revised the above-referenced table to reflect that the Target Core Bond Fund paid VALIC a fee equal to 0.42% of average monthly net assets for the Fund’s most recent fiscal year. In addition, the Registrant has added the requested disclosure.
Comment No. 30:	Combined Prospectus/Proxy Statement – Financial Highlights. The Staff notes that this section only shows the financial highlights table of Government Money Market I Fund. If you are incorporating the financial highlights of the Target Funds into the Registration Statement, please add disclosure to that effect in this section.
Response No. 30:	The requested change has been made.
Comment No. 31:	Combined Prospectus/Proxy Statement – Other Information – Capitalization. Since pro forma financial statements are no longer required, it is the Staff’s position that capitalization information can be as of a recent date. Please consider updating the capitalization information in the Registration Statement. In addition, please consider adding the following disclosure or similar disclosure to this subsection: “Because completion of any one Reorganization is not dependent on completion of any or all of the Reorganizations, there are combinations of Reorganizations that may occur in addition to those presented.”
Response No. 31:	The Registrant has revised the capitalization tables so that the information set forth in the tables is as of December 31, 2020. In addition, the Registrant has added the requested disclosure where applicable to this subsection.
Comment No. 32:	Combined Prospectus/Proxy Statement – Other Information – Capitalization. Please provide capitalization tables for the newly created Acquiring Funds. Please depict adjustments with explanatory notes.
Response No. 32:	The requested change has been made and the Registrant notes that it has determined to set the net assets per share (“NAV”) of each newly created Acquiring Fund at the same NAV as its corresponding accounting survivor. The Registrant submits that no adjustments are necessary.
Comment No. 33:	Statement of Additional Information – Supplemental Financial Information. The Staff notes that Rule 6-11(d)(2) is now in effect and compliance is no longer voluntary. Please revise the disclosure.
Response No. 33:	The requested change has been made.
Comment No. 34:	Statement of Additional Information – Supplemental Financial Information. The Staff notes that this section only includes a Portfolio of Investments for the Strategic Bond Fund. Please explain to the Staff why schedules for the other

March 10, 2021

Funds whose portfolios will be repositioned are not included in this section. For example, the Staff notes that the Small Cap Fund is selling 60% of its portfolio and the Small Cap Aggressive Growth Fund is selling 88% of its portfolio. The Staff believes that it is best practice to include schedules for planned sales as well. If, however, the Registrant decides not to include schedules for Funds with planned sales, please disclose percentages in this section concerning those planned sales.
Response No. 34:	The Registrant respectfully declines to include schedules for those Funds with planned sales; however, it has added disclosure with respect to the extent of those sales in this section.
Comment No. 35:	Statement of Additional Information – Supplemental Financial Information. Please add narrative disclosure describing the material change to the Strategic Bond Fund’s investment portfolio. See Rule 6-11(d)(1)(ii).
Response No. 35:	The requested change has been made.
Disclosure Staff Comments
Comment No. 36:	Combined Prospectus/Proxy Statement – Summary – Small Cap Aggressive Growth Fund and Acquiring Small Cap Growth Fund. The Staff notes that the third sentence references the Small Cap Aggressive Growth Fund’s investments in foreign securities. Please clarify the extent to which the Acquiring Fund invests in foreign securities. Please do the same for the descriptions of the other Reorganizations in this portion of the Registration Statement to the extent this comment applies.
Response No. 36:	The Registrant submits that the Acquiring Small Cap Growth Fund does not invest in foreign securities as part of its principal investment strategies. Accordingly, the Registrant respectfully declines to add disclosure with respect to foreign securities as it would be a negative strategy. The Registrant notes, however, that the Registration Statement contains a chart that compares the principal investment strategies of the Funds, including with respect to foreign securities, in the subsection entitled “Summary – Investment Objectives and Principal Investment Strategies.” The Registrant has reviewed the rest of the disclosure in the beginning of the Summary and it does not believe that any further changes are necessary.
Comment No. 37:	Combined Prospectus/Proxy Statement – Background and Reasons for the Proposed Reorganizations. The fourth bullet sets forth the differences between the Funds’ expense ratios. Please add similar language to Question 7 in the Questions & Answers and make the language prominent (e.g., bolding some of the language). The Staff also believes that the Registrant should briefly reference the offsets every time there is a reference to lower fees being paid as a result of

March 10, 2021

the Reorganizations. Please confirm to the Staff that in no case will total fees be higher for the Combined Funds when considering these separate account charges.
Response No. 37:	The requested changes have been made. The Registrant confirms that the total fees to be paid by the Combined Funds, after taking into consideration the separate account charges, will be at or lower than the total fees currently paid by the Target Funds.
Comment No. 38:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables. Are there any recoupment rights with respect to the fee waivers of the Target Funds? If so, please disclose them and please confirm to the Staff that no recoupment rights will be carried over to the Acquiring Funds.
Response No. 38:	The Registrant submits that there are no recoupment rights with respect to the fee waivers of the Target Funds.
Comment No. 39:	Combined Prospectus/Proxy Statement – Information About the Reorganizations. The Reorganizations involve a change of domicile from Delaware to Maryland. Please tell the Staff if the Board considered the impact of the change in relevant state law on the Target Funds? If so, please include disclosure concerning the Board’s consideration. If not, please explain why not. If there is potential for any material effects on shareholders, the Staff believes that those differences should be briefly disclosed in the Registration Statement as opposed to a shareholder trying to do a comparison on his or her own.
Response No. 39:	The Registrant notes that the Board did consider that VC I and VC II are governed by different state laws, but that any differences in state law are not expected to have a material effect on shareholders’ rights. In this regard, through the Directors’ long history of service to each of VC I and VC II, they are familiar with shareholder rights under the laws of each of Maryland corporation law and Delaware statutory trust law. The Registrant has revised the Board’s considerations accordingly.

* * * * * * * * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8037 if you have any comments or if you require additional information.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:        Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC

Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Willkie Farr & Gallagher LLP

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